UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

October 17, 2007 (April 19, 2010)
DATE OF REPORT (DATE OF EARLIEST EVENT REPORTED)



COMPETITIVE TECHNOLOGIES, INC.
(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

DELAWARE
(STATE OR OTHER JURISDICTION OF INCORPORATION)

1-8696   **36-2664428**
(COMMISSION FILE NUMBER)   (IRS EMPLOYER IDENTIFICATION NO.)

1375 Kings Highway East, Fairfield, Connecticut 06824
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)(ZIP CODE)

(203) 368-6044
Registrant's telephone number, including area code:

777 Commerce Drive, Fairfield, Connecticut 06825
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.

On October 17, 2007, Competitive Technologies, Inc. (the "Company") entered into an agreement with Daeyang E&C Co., Ltd., a South Korean corporation. Under the agreement, the Company granted Daeyang the right to manufacture the Company's Calmare pain therapy device. The term of the agreement is 10 years, and no payment other than a $1,000 license fee was due under the agreement until units are delivered. Daeyang changed its name to GEOMC Co., Ltd. on March 29, 2008.

On August 22, 2008 the Company agreed to grant GEOMC the right to designate the distributor of the Calmare device in South Korea, subject to the terms and conditions of the October 17, 2007 agreement.

On January 18, 2010, the Company agreed with GEOMC to a memorandum of understanding regarding per unit pricing of the Calmare pain therapy device.

On February 4, 2011, the Company agreed to grant GEOMC the right to designate the distributor of the Calmare device in Japan, subject to the terms and conditions of the October 17, 2007 agreement.

Item 9.01. Financial Statements and Exhibits.

The following exhibits are filed herewith:

No.   Description

10.1   License Agreement between Competitive Technologies, Inc. and Daeyand E&C Co., Ltd. (now GEOMC Co., Ltd.), dated September 25, 2007. Pursuant to Rule 24b-2 of the Exchange Act, confidential information has been omitted and marked as "[Confidential Information Omitted]", and has been filed separately with the Securities and Exchange Commission pursuant to a Confidential Treatment Application filed with the Commission.

10.2   Distributor Appointment Agreement between Competitive Technologies, Inc. and GEOMC Co., Ltd. dated August 22, 2008 granting rights in South Korea.

10.3   Memorandum of understanding between Competitive Technologies, Inc. and GEOMC Co., Ltd. dated January 18, 2010. Pursuant to Rule 24b-2 of the Exchange Act, confidential information has been omitted and marked as "[Confidential Information Omitted]", and has been filed separately with the Securities and Exchange Commission pursuant to a Confidential Treatment Application filed with the Commission.

10.4   Distributor Appointment Agreement between Competitive Technologies, Inc. and GEOMC Co., Ltd. dated February 4, 2011 granting rights in Japan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


COMPETITIVE TECHNOLOGIES, INC.
(Registrant)


Dated: March 4, 2011   By: /s/ Johnnie D. Johnson
                                        Johnnie D. Johnson
                                        Chief Executive Officer